Exhibit 99.1

CONTINENTAL ENERGY CORPORATION

INTERIM FINANCIAL STATEMENTS

30 SEPTEMBER 2014

Expressed in U.S. Dollars

(Unaudited – Prepared by Management)

INTERIM FINANCIAL STATEMENTS

The financial statements included herein are management prepared, unaudited, condensed, interim, consolidated financial statements and are hereinafter referred to as the "Interim Financial Statements". These Interim Financial Statements are filed on SEDAR concurrently with Management's Discussion and Analysis ("MD&A") of the results for the same period, and may be read in conjunction with the MD&A.

NOTICE OF NO AUDITOR REVIEW

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of our Interim Financial Statements, then such statements must be accompanied by a notice indicating that they have not been reviewed by an auditor.

Neither the accompanying Interim Financial Statements as presented herein nor the accompanying MD&A have been reviewed by our auditors. Both the Interim Financial Statements and the MD&A have been prepared by and are the responsibility of the management of Continental Energy Corporation.

Continental Energy Corporation
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

ASSETS	Note	30 September 2014	30 June 2014
Current		$	$
Cash		113,659	242,436
Receivables		669	7,065
Prepaid expenses and deposits		37,952	24,557
Assets held for sale	5	577,536	565,596
		729,816	839,654

Non-current assets
Equipment		5,115	5,845
		734,931	845,499

LIABILITIES
Current
Accounts payable and accrued liabilities	8	309,891	398,262
Loans	7	-	750,000
Convertible debt	6	386,232	374,890
Liabilities associated with assets held for sale	5	9,822	10,296
		705,945	1,533,448

EQUITY (DEFICIENCY)
Share capital	7	17,001,630	16,131,630
Conversion rights reserve	6	92,966	56,966
Share based payment reserve		9,401,487	9,401,487
Foreign currency translation reserve		6,211	(120)
Deficit		(26,274,974)	(26,073,495)
Equity (deficiency) attributable to:
Shareholders		227,320	(483,532)
Non-controlling interests		(198,334)	(204,417)
		28,986	(687,949)
		734,931	845,499

Nature of Operations and Going Concern (Note 1)
Subsequent Events (Notes 4)

ON BEHALF OF THE BOARD:
“Richard L. McAdoo”, Director & CEO
“Robert V. Rudman”, Director & CFO

- See Accompanying Notes -

Continental Energy Corporation
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		For the Three	For the Three
		Months	Months
		Ended	Ended
	Note	30 September 2014	30 September 2013
NET LOSS FOR THE PERIOD		$	$
Depreciation		730	1,175
Interest and bank charges	6	48,704	32,337
Management and consulting fees	8	70,889	72,301
Office expenses and investor relations		37,234	10,511
Professional fees		34,088	15,386
Rent, maintenance and utilities		7,261	6,574
Travel and accommodation		3,448	4,652
Loss before the undernoted		(202,354)	(142,936)
Other income (expenses)
Interest income		14	3
Foreign exchange gain		861	(3,739)
Loss for the period from continuing operations		(201,479)	(146,672)
Loss for the period from discontinued operations	5	-	(43,194)
Net loss for the period		(201,479)	(189,866)

Net loss for the period attributable to:
Shareholders of the Company		(201,479)	(168,632)
Non-controlling interests		-	(21,234)

COMPREHENSIVE LOSS FOR THE PERIOD
Net loss for the period		(201,479)	(189,866)
Other Comprehensive loss to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		12,414	-
Comprehensive loss for the period		(189,065)	(189,866)

Net comprehensive loss attributable to:
Shareholders of the Company		(195,148)	(168,632)
Non-controlling interests		6,083	(21,234)
Loss Per Share – Basic and Diluted		(0.00)	(0.00)
Weighted Average Number of Shares Outstanding		131,461,033	123,179,511

- See Accompanying Notes -

Continental Energy Corporation
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

CONSOLIDATED STATEMENTS OF CASH FLOW

		For the Three	For the Three
		Months	Months
		Ended	Ended
Cash Resources Provided By (Used In)	Note	30 September 2014	30 September 2013
Operating Activities		$	$
Loss for the period		(201,479)	(189,866)
Items not affecting cash
Depreciation		730	1,175
Interest on convertible debt	6	47,342	30,061
Interest on related party loan	8	-	328
Equity loss (income) from investment in affiliates	5	-	43,194
Changes in non-cash working capital
Receivables		6,396	(72)
Prepaid expenses and deposits		(13,395)	(14,623)
Accounts payable and accrued liabilities		(88,371)	105,346
		(248,777)	(24,457)

Financing Activities
Shares issued – cash	7	120,000	25,000
Repayment of related party loan	8	-	(4,761)
		120,000	20,239

Change in Cash		(128,777)	(4,218)
Cash Position – Beginning of Period		242,436	21,999
Cash Position – End of Period		113,659	17,781

Supplemental cash flow information (Note 9)

- See Accompanying Notes -

Continental Energy Corporation
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)

						Foreign
				Share Based	Conversion	Currency		Non-
				Payment	Rights	Translation		controlling
		Common Share Capital		Reserve	Reserve	Reserve	Deficit	Interest	Total
	Note	Number	Amount $	$	$	$	$	$	$
Balance on 30 June 2013		122,815,381	16,100,792	9,353,635	10,966	-	(25,286,872)	(51,435)	127,086
Private placements – cash	7	500,000	19,623	5,377	-	-	-	-	25,000
Loss for the period		-	-	-	-	-	(718,315)	18,200	(700,115)
Balance on 30 September 2013		123,315,381	16,120,415	9,359,012	10,966	-	(25,455,504)	(72,669)	(37,780)

Balance on 30 June 2014		123,615,381	16,131,630	9,401,487	56,966	(120)	(26,073,495)	(204,417)	(687,949)
Private placements – cash	7	2,400,000	120,000	-	-	-	-	-	120,000
Conversion of loan	7	15,000,000	750,000	-	-	-	-	-	750,000
Convertible debt amendments	6	-	-	-	36,000	-	-	-	36,000
Foreign currency translation		-	-	-	-	6,331	-	6,083	12,414
Loss for the period		-	-	-	-	-	(201,479)	-	(201,479)
Balance on 30 September 2014		141,015,381	17,001,630	9,401,487	92,966	6,211	(26,274,974)	(198,334)	28,986

- See Accompanying Notes -

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
30 SEPTEMBER 2014

1.	Nature of Operations and Going Concern

Continental Energy Corporation (the “Company”) is incorporated under the laws of the Province of British Columbia, Canada. The Company’s registered address and records office is 900-885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1.

The Company has historically been oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties. During the fourth fiscal quarter ended 30 June 2014, the Company began diversifying into a broader range of energy provider activities by entering into an early stage consortium focused on developing small scale, distributed hydropower, biomass, and solar energy solutions in underserved rural markets.

These Interim Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has incurred operating losses over the past several fiscal years and has no current source of operating cash flows. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire new projects and develop them as well as fund ongoing administration expenses. There are no assurances that sufficient funding will be available to further develop its projects.

Management intends to obtain additional funding by issuing common stock in private placements. There can be no assurance that management’s future financing actions will be successful. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures.

These uncertainties indicate the existence of material uncertainty that cast doubt on the Company’s ability to continue as a going concern in the future. If the going concern assumption were not appropriate for these Interim Financial Statements, liquidation accounting would apply and adjustments would be necessary to the carrying values and classification of assets, liabilities, the reported income and expenses, and such adjustments could be material.

2.	Basis of Preparation

These Interim Financial Statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, and are based on the principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations thereof made by the International Financial Reporting Interpretations Committee.

These Interim Financial Statements should be read in conjunction with the audited consolidated financial statements for the last fiscal year ended 30 June 2014, which were also prepared in accordance with IFRS.

The Company’s Board of Directors has delegated the responsibility and authority for approving quarterly financial statements and MD&A to its Audit Committee. The Audit Committee approved these Interim Financial Statements on 18 November 2014.

These Interim Financial Statements have been prepared on a historical cost basis and presented in United States (“US”) dollars, the functional currency of the Company, except when otherwise indicated.

3.	Significant Accounting Estimates and Judgments

The preparation of these Interim Financial Statements in accordance with IFRS requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgments, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgments, estimates and assumptions are accounted for prospectively.

In preparing these Interim Financial Statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited consolidated financial statements for the last fiscal year ended 30 June 2014.

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
30 SEPTEMBER 2014

4.	Investments

Visionaire Energy AS ("Visionaire Energy")

On 4 June 2013, the Company acquired 51% of the shares of Visionaire Energy, a privately held Norwegian holding company by issuing 20,000,000 of its common shares at a value of $900,000 to Visionaire Invest AS (the “Vendor”). Visionaire Energy is an inactive, holding entity with its principal assets being its shareholdings in two separate, privately owned, offshore oil and gas service providers both based in Bergen, Norway. Visionaire Energy owns a 49% equity interest in VTT Maritime AS (“VTT”) and a 41% equity interest in RADA Engineering and Consulting AS (“RADA”). Visionaire Energy exerts significant influence over both VTT and RADA, and accounts for them using the equity method.

The allocation of the purchase price and the reconciliation of the balance as at 30 June 2014 is as follows:

Fair value of the shares issued	$900,000
Cash acquired	(6,844)
Payable to related party assumed	1,711
Non-controlling interest	(69,635)
Equity loss from affiliate since acquisition	(266,022)
Foreign currency translation	(142)
Reclassification as held for sale (Note 5)	(559,068)
Value of investment on 30 June 2014	$-

The movement in the investment during the period is as follows:

Value of investment on 30 June 2014	$-
Foreign currency translation	12,240
Reclassification as held for sale (Note 5)	(12,240)
Value of investment on 30 September 2014	$-

Ruaha River Power Company Limited ("Ruaha")

On 30 April 2014, the Company received 4,250,000 fully paid-up ordinary shares of Ruaha, a renewable energy power developer based in Tanzania, representing a 42.5% interest. The Company has not capitalized any amount for its investment in Ruaha, a Tanzanian company, as the entity is inactive and has no assets

On 11 October, 2014, two shareholders of Ruaha withdrew as shareholders and returned their shares for cancellation. The Company, as a result, now owns 58.6% of such shares providing it with controlling interest in Ruaha effective 11 October 2014. Ruaha remains inactive and the increased ownership interest in the entity is not expected to have a material impact on the consolidated records of the Company until Ruaha commences operations.

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
30 SEPTEMBER 2014

5.	Discontinued Operations Held for Sale

Pursuant to a sales and purchase agreement dated 15 September 2014, with an effective date of 30 June 2014, the Company reached an agreement with the Vendor to sell its 51% interest in Visionaire Energy for $200,000 cash and the return of 20,000,000 common shares of the Company. The operations of Visionaire Energy were therefore classified as discontinued operations held for sale.

The agreement is subject to the approval of the shareholders at an annual meeting to be held on 5 December 2014.

The discontinued results of Visionaire Energy are presented below:

	For the Three	For the Three
	Months	Months
	Ended	Ended
	30 September 2014	30 September 2013
	$	$
Equity income from investment in associates	-	43,194
Income from discontinued operations	-	43,194
Attributable to non-controlling interest	-	(21,234)
Income attributable to the shareholders of the Company	-	21,960

The major classes of assets and liabilities of Visionaire Energy classified as held for sale are as follows:

	30 September 2014	30 June 2014
	$	$
Cash	6,228	6,528
Investment	571,308	559,068
Assets held for sale	577,536	565,596

Accounts payable	9,822	10,296
Liabilities associated with assets held for sale	9,822	10,296

Visionaire Energy incurred a foreign exchange loss on its cash balance held in Norwegian Kroner of $300 during the three months ended 30 September 2014. There were no other transactions impacting the operating, investing and financing cash flows of Visionaire Energy. The operations of Visionaire Energy also did not have any significant impact on the loss per share for the periods presented.

6.	Convertible Debt

Total
$
Balance on 30 June 2013	311,171
Interest	127,532
Conversion rights - amendments	(46,000)
Additional consideration warrants - amendment	(17,813)

Balance on 30 June 2014	374,890
Interest	47,342
Conversion rights - amendments	(36,000)
Balance on 30 September 2014	386,232

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
30 SEPTEMBER 2014

On 21 September 2011, the Company issued a convertible promissory note for proceeds of $250,000. The note principal was convertible, at the election of the holder, at any time during its term into 3,125,000 common shares of the Company. Any unpaid interest thereupon is also convertible, at the option of the holder, at the same conversion rate. As additional consideration, the Company issued 1,562,500 warrants (“the additional consideration warrants”) to the note holder, exercisable at $0.12 per share up to 22 September 2013, the original maturity date.

The note originally accumulated interest at a rate of 10% per annum or at 15% per annum in the event of default of payment. On 21 November 2012, the Company reached an agreement with the note holder that increased the interest rate retroactively to 18%, extended the maturity date to 21 March 2013, and reduced the conversion price from $0.08 to $0.05 per share. This amendment to the terms of the note resulted in an incremental value of $1,000.

On 21 May 2013, the Company reached an agreement with the note holder that extended the maturity date to 21 September 2013, extended the term of the additional consideration warrants to 21 March 2015, and reduced the exercise price of the additional consideration warrants to $0.08.This amendment to the terms of the note resulted in an incremental value of $1,000 and the amendment to the terms of the additional consideration warrants resulted in an incremental value of $16,719.

On 4 October 2013, the Company reached an agreement with the note holder that extended the maturity date to 15 November 2013. This amendment to the terms of the note resulted in an incremental value of $8,500.

On 12 December 2013, the Company reached an agreement with the note holder that extended the maturity date to 31 January 2014 and reduced the exercise price of the additional consideration warrants to $0.05. This amendment to the terms of the note resulted in an incremental value of $31,500 and the amendment to the terms of the additional consideration warrants resulted in an incremental value of $10,782.

On 31 March 2014, the Company reached an agreement with the note holder that extended the maturity date to 30 April 2014 and extended the term of the additional consideration warrants to 31 December 2015. This amendment to the terms of the note resulted in an incremental value of $6,000 and the amendment to the terms of the additional consideration warrants resulted in an incremental value of $7,031.

On 28 July 2014, the Company reached an agreement with the note holder to extend the maturity date of the promissory note to 30 September 2014 without any additional consideration. The convertible promissory note is in default as of the date of these Interim Financial Statements.

The incremental value of the conversion rights of the note and the additional consideration warrants were calculated using the Black-Scholes model with the following assumptions:

		Additional
	Conversion	Consideration
Fiscal 2014	Rights	Warrants
Expected dividend yield	Nil	Nil
Expected stock price volatility	86%	86%
Risk-free interest rate	0.05%	0.30%
Expected life (years)	0.09 – 0.14	1.27 – 1.76

		Additional
	Conversion	Consideration
Fiscal 2015	Rights	Warrants
Expected dividend yield	Nil	-
Expected stock price volatility	87%	-
Risk-free interest rate	0.04%	-
Expected life (years)	0.18	-

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
30 SEPTEMBER 2014

7.	Share Capital

Authorized Share Capital

500,000,000 common shares without par value and without special rights or restrictions attached.
500,000,000 preferred shares without par value and without special rights or restrictions attached.

Shares issued

Period ended 30 September 2014

On 4 August 2014, the Company completed a private placement consisting of 2,400,000 common shares at a price of $0.05 per share for total proceeds of $120,000.

On 22 August 2014, $750,000 loan, previously obtained on 3 March 2014, was converted into 15,000,000 common shares of the Company at a price of $0.05 per share.

Year ended 30 June 2014

On 25 July 2013, a private placement was completed for 500,000 units for total proceeds of $25,000. Each unit consists of one common share of the Company and one-half share purchase warrant. Each warrant has a term of three years and an exercise price of $0.10 per share. The Company allocated $19,623 to common shares and $5,377 to the share purchase warrants based on management’s estimate of relative fair values.

On 21 October 2013, a private placement was completed for 300,000 units for total proceeds of $15,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant has a term of three years and an exercise price of $0.10 per share. The Company allocated $11,215 to common shares and $3,785 to the share purchase warrants based on management’s estimate of relative fair values.

Stock options

The shareholders of the Company approved an incentive stock option plan on 30 November 2012 under which the Board of Directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the board. Options vest on the grant date unless otherwise determined by the board. The aggregate number of common shares which may be reserved as outstanding options shall not exceed 25,000,000, and the maximum number of options held by any one individual at any one time shall not exceed 7.5% of the total number of the Company's issued and outstanding common shares and 15% of same for all related parties (officers, directors, and insiders) as a group.

A summary of the Company’s options outstanding on 30 September 2014 and on 30 June 2014 is as follows:

Options	Options	Exercise	Expiry
Outstanding	Exercisable	Price	Date
8,000,000	8,000,000	$0.05	31 March 2015
7,800,000	7,800,000	$0.05	31 December 2015
15,800,000	15,800,000

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
30 SEPTEMBER 2014

Warrants

		Weighted Average
	Number of	Exercise Price
	Warrants	$ per Share
Outstanding on 30 June 2013	11,555,500	0.06
Granted	2,550,000	0.06
Expired	(2,643,000)	0.05
Outstanding on 30 June 2014	11,462,500	0.05
Expired	(2,000,000)	0.05
Warrants outstanding on 30 September 2014	9,462,500	0.05

Year ended 30 June 2014

On 1 October 2013, the Company granted a total of 2,000,000 share purchase warrants as total compensation to two arm’s length parties in exchange for investor relations and other financial services to the Company. Each warrant had a term of one year and an exercise price of $0.05 per common share. The Company calculated the value of these warrants to be $20,877 which was charged to the statement of loss and comprehensive loss as share-based payments during the year ended 30 June 2014. These warrants expired unexercised on 30 September 2014.

On 21 October 2013, a total of 300,000 warrants were granted in conjunction with the Company’s private placement, with an exercise price of $0.10 and a term expiring in three years from the date of the grant. The total value of the warrants was $4,050 which was utilized to allocate $3,785 of the total proceeds of $15,000 to share based payments reserve.

The fair value of the warrants granted was estimated using the Black-Scholes option pricing model, with the following assumptions:

	Period Ended	Year Ended
	30 September 2014	30 June 2014
Expected dividend yield	-	Nil
Expected stock price volatility	-	86%
Risk-free interest rate	-	0.21%
Expected life of warrants (years)	-	1.43

A summary of the Company’s warrants outstanding on 30 September 2014 is as follows:

Number of Shares	Price Per Share	Expiry Date
2,600,000	$0.05	7 January 2015
375,000	$0.05	15 January 2015
250,000	$0.08	15 March 2015
1,562,500	$0.05	31 December 2015
3,975,000	$0.05	31 December 2015
150,000	$0.10	28 June 2016
250,000	$0.10	28 July 2016
300,000	$0.10	21 October 2016
9,462,500

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
30 SEPTEMBER 2014

8.	Related Party Transactions

As at 30 September 2014, $264,560 (30 June 2014 - $298,400) was payable to officers of the Company. This amount is included in accounts payable and is unsecured, non-interest bearing and has no specific terms for repayment.

During the period ended 30 September 2014, the Company paid or accrued management fees to officers of the Company in the amount of $67,500 (2013 - $67,500).

9.	Supplemental cash flow information

		Three Months	Three Months
		Ended	Ended
Non-Cash Investing and	Note	30 September 2014	30 September 2013
Financing Activities		$	$

Conversion option amendments	6	36,000	-
Loan conversion	7	750,000	-

10.	Segmented Information

The Company operates in one segment, being the business sector of acquiring participating equity interests in oil, gas, and alternative energy projects, producers, and related service providers doing business outside of North America. All of the Company’s long-term assets are located in Southeast Asia.